NORTHWEST		Suite 704, 595 Howe Street Box 35 Vancouver, British Columbia Canada V6C 2T5 Telephone: (604) 687-5792 Facsimile: (604) 687-6650
LAW GROUP
Stephen F.X. O’Neill* Alan H. Finlayson Charles C. Hethey* Maryna M. O’Neill* Angie Ko*	Michael F. Provenzano Christian I. Cu* Brian S.R. O’Neill* Vladislav V. Ioukhyma*

August 14, 2024

VIA EDGAR AND EMAIL

SECURITIES AND EXCHANGE COMMISSION (the “SEC”)

Attention: Daniel Crawford, Alan Campbell

Dear Sirs/Mesdames:

RE:	BIOHARVEST SCIENCES INC. (the “Company”)
- Amendment No. 1 to Registration Statement on Form 20-F filed on July 24, 2024 (“Amendment No. 1”)
- File No. 000-56663

We write on behalf of the Company in response to your comment letter dated August 5, 2024 regarding Amendment No. 1.

On behalf of the Company, we are filing via EDGAR an amended and restated registration statement on Form 20-F/A, amending and restating Amendment No. 1 (as amended and restated, “Amendment No. 2”).

Capitalized terms used and not otherwise defined herein have the meaning given to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form 20-F

Item 10. Additional Information

C. Material Contracts, page 63

1.We note your response to prior comment 11 and re-issue in part. Please further revise this section to disclose the identities of the other parties to the agreements. Please also revise to disclose (i) the percentage of revenues from first-time orders and subsequent orders to be paid pursuant to the TV Network Agreement, or a range not exceeding 10 percentage points, and (ii) the milestone metrics in the TV Network Agreement and the number of Common Shares that could be issued if those metrics are achieved.

The “Material Contracts” section was revised to disclose the identity of the Food Product Partner and requested information from the TV Network Agreement.

The Company provided a separate response to the SEC regarding the identity of the Biopharmaceutical Partner.

Northwest Law Group is an association of independent lawyers, law corporations and a limited liability partnership of law corporations.
*Practicing through O’Neill Law LLP. O’Neill Law LLP has lawyers licensed to practice in the Province of British Columbia and Arizona, Nevada, New York State and Washington States

NORTHWEST LAW GROUP

Financial Statements for Fiscal Year Ended December 31, 2023

Note 12- Convertible Loan, page F-33

2.We note your response to prior comment 12 and your related disclosure revisions. We continue to have trouble reconciling your footnote disclosure with your disclosure on page 84. In this regard, your disclosure in Note 5 to your Unaudited Interim Condensed Consolidated Financial Statements indicates that as of March 31, 2024 the outstanding principal and interest on your convertible loans totaled $6,943 (Loan A - $4,345, Loan B - $2,046 and Loan C - $552) and your subsequent event disclosure in Note 9 indicates a subsequent conversion in April 2024 of $4,124. It is unclear to us how these amounts reconcile with your disclosure on page 84 which shows an aggregate principal amount and interest outstanding of $1,239, which consists solely of amounts due under Loan A. Please advise or revise as necessary.

There were additional conversions of the Convertible Notes that occurred subsequent to March 31, 2024 as follows:

(a)The entire outstanding principal and interest of the Convertible Loans B and C was converted on April 18, 2024, June 21, 2024 and June 28, 2024; and

(b)A portion of the outstanding principal and interest of the Convertible Loans A was converted on April 18, 2024 and June 21, 2024.

The below table summarizes the changes in the Convertible Notes balance subsequent to March 31, 2024:

US$ (in thousands)
Balance as of March 31, 2024	6,943
Conversion on April 18, 2024	(4,124)
Conversion on June 21, 2024	(1,028)
Conversion on June 28, 2024	(155)
Accrued interest on the remaining principal	34
Exchange rate differences	(431)
Closing balance as of July 24, 2024	1,239
Accrued interest on the remaining principal	6
Closing balance as of August 14, 2024	1,245

Convertible Loans B and C have no outstanding balances, and the outstanding principal and interest of Convertible Loans A was reduced to the amount set out in the table on page 84 of Amendment No. 2.

An additional table was added on page 84 of Amendment No 2., which summarizes the changes in the Convertible Notes balance subsequent to December 31, 2023.

Enclosures

In connection therewith, we enclose a copy of the following documents via email:

(a)Amendment No. 2;

(b)Amendment No. 2, blacklined to Amendment No. 1; and;

(c)The updated agreements filed as Exhibits 4.5 and 4.7 to Amendment No. 1, blacklined to the previous versions of the agreements filed as part of Amendment No. 1 or the Company’s registration statement on Form 20-F dated and filed on June 14, 2024, as applicable.

NORTHWEST LAW GROUP

If you have any questions on this matter, please do not hesitate to contact the undersigned by telephone at 604.687.5792 or by email at son@stockslaw.com.

Yours truly,

/s/ Stephen F.X. O’Neill

Stephen F.X. O’Neill**

/VVI

** Practicing through a law corporation.

Enclosures